UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Uniti Group Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91325V108
(CUSIP Number)

Searchlight II CLS, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue – 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

All ownership percentages set forth herein are based on there being 175,448,552 shares of Common Stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 91325V108	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II CLS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,616,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,616,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II CLS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,616,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,616,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 91325V108	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC II CLS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,616,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,616,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II (FC) AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,616,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,616,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II PV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,616,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,616,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,616,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,616,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,616,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,616,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 91325V108	SCHEDULE 13D	Page 9 of 15

Explanatory Note
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 27, 2016, as amended by Amendment No. 1 (“Amendment No. 1”), filed on May 16, 2017 (the “Statement”), relating to the common stock, $0.0001 par value per share, of Uniti Group Inc., formerly known as Communications Sales & Leasing Inc. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 1.  Security and Issuer.
No material change.
Item 2. Identity and Background.

No material change.
Item 3.  Source or Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
“The securities described in this Schedule 13D include 10,000,000 shares of Common Stock that were acquired by the Reporting Persons on June 15, 2016 for an aggregate purchase price of $220,000,000.  The information included in paragraph (c) of Item 5 is incorporated by reference herein.

The source of funds for the purchase of the securities described in this Schedule 13D was capital contributions made by the investors in the Reporting Persons together with available lines of credit.”

Item 4.  Purpose of Transaction.

No material change.

CUSIP No. 91325V108	SCHEDULE 13D	Page 11 of 15

Item 5.  Interest in Securities of the Issuer.
Paragraph (a) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:
“(a) As of the date hereof, (i) Searchlight CLS beneficially owns 10,616,408 shares of Common Stock or 6.1% of the issued and outstanding Common Stock, (ii) Searchlight CLS GP, because of its position as the general partner of Searchlight CLS, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,616,408 shares of Common Stock or 6.1% of the issued and outstanding Common Stock, (iii) SC CLS, because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,616,408 shares of Common Stock or 6.1% of the issued and outstanding Common Stock, (iv) Searchlight (FC), because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,616,408 shares of Common Stock or 6.1% of the issued and outstanding Common Stock, (v) Searchlight Capital II PV, because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,616,408 shares of Common Stock or 6.1% of the issued and outstanding Common Stock, (vi) Searchlight Capital II GP, LP, because of its position as the general partner of SC CLS, Searchlight (FC) and Searchlight Capital II PV, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,616,408 shares of Common Stock or 6.1% of the issued and outstanding Common Stock, and (vii) Searchlight Capital II GP, LLC, because of its position as the general partner of Searchlight Capital II GP, LP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,616,408 shares of Common Stock or 6.1% of the issued and outstanding Common Stock.”
Paragraph (c) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:
“(c) Set forth on Exhibit B hereto are the trade dates, the number of shares of Common Stock sold and the average price per share of Common Stock on each trade date, for all transactions by the Reporting Persons since Amendment No. 1 was filed on May 16, 2017.”

CUSIP No. 91325V108	Page 12 of 15

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 91325V108	SCHEDULE 13D	Page 13 of 15

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated August 7, 2017, between Searchlight II CLS, L.P. and Searchlight II CLS GP, LLC.

Exhibit 2	Transactions in the Common Stock Since Amendment No. 1.

CUSIP No. 91325V108	SCHEDULE 13D	Page 14 of 15

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2017

Searchlight II CLS, L.P.
By:	Searchlight II CLS GP, LLC,
its general partner
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

Searchlight II CLS GP, LLC
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

SC II CLS, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II (FC) AIV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

CUSIP No. 91325V108	SCHEDULE 13D	Page 15 of 15

Searchlight Capital II PV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, L.P. By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Exhibit 1

Joint Filing Agreement

         We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: August 7, 2017

Searchlight II CLS, L.P.
By:	Searchlight II CLS GP, LLC,
its general partner
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

Searchlight II CLS GP, LLC
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

SC II CLS, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II (FC) AIV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II PV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, L.P. By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Exhibit 2

Transaction in the Common Stock
Since Amendment No. 1

PURCHASES BY SEARCHLIGHT II CLS, L.P.

Trade Date	Number of Shares Purchased	Average Price (in dollars)	Price Range (in dollars)
08/04/2017	500,000	22.1461	21.82 - 22.27
08/07/2017	116,408	22.0658	21.68 - 22.25

*     The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission, Uniti Group, Inc. ("Uniti") or a security holder of Uniti full information regarding the number of shares of Common Stock  purchased at each separate price within the range set forth in this column.